0	UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VIRTU FINANCIAL, INC.
(Name of Issuer)

Class A common stock, par value $0.00001 per share
(Title of Class of Securities)

928254101
(CUSIP Number)

Jeremy Henderson
North Island Ventures, LLC
51 West 52nd Street, 30th Floor
New York, NY 10019
(929) 394-0020

Copy to:
Mark F. Veblen
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

July 20, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928254101
1	Names of Reporting Persons North Island Holdings I, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	o
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 39,725,979
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 39,725,979
11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,725,979
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o
13	Percent of Class Represented by Amount in Row 11 44.9%*
14	Type of Reporting Person (See Instructions) PN

* The calculation of the foregoing percentage is based on 88,452,589 shares of the Issuer's Class A common stock, par value $0.00001 per share (the "Issuer Class A Common Stock") that were issued and outstanding, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on July 21, 2017.

CUSIP No. 928254101
1	Names of Reporting Persons North Island Holdings I GP, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	o
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 39,725,979
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 39,725,979
11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,725,979
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o
13	Percent of Class Represented by Amount in Row 11 44.9%*
14	Type of Reporting Person (See Instructions) PN

* The calculation of the foregoing percentage is based on 88,452,589 shares of Issuer Class A Common Stock that were issued and outstanding, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on July 21, 2017.

CUSIP No. 928254101
1	Names of Reporting Persons North Island Ventures, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	o
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 39,725,979
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 39,725,979
11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,725,979
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o
13	Percent of Class Represented by Amount in Row 11 44.9%*
14	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 88,452,589 shares of Issuer Class A Common Stock that were issued and outstanding, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on July 21, 2017.

CUSIP No. 928254101
1	Names of Reporting Persons North Island L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	o
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 39,725,979
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 39,725,979
11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,725,979
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o
13	Percent of Class Represented by Amount in Row 11 44.9%*
14	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 88,452,589 shares of Issuer Class A Common Stock that were issued and outstanding, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on July 21, 2017.

CUSIP No. 928254101
1	Names of Reporting Persons West Meadow Group LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	o
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 39,725,979
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 39,725,979
11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,725,979
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o
13	Percent of Class Represented by Amount in Row 11 44.9%*
14	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 88,452,589 shares of Issuer Class A Common Stock that were issued and outstanding, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on July 21, 2017.

CUSIP No. 928254101
1	Names of Reporting Persons Glenn H. Hutchins
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	o
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 39,725,979
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 39,725,979
11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,725,979
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o
13	Percent of Class Represented by Amount in Row 11 44.9%*
14	Type of Reporting Person (See Instructions) IN

* The calculation of the foregoing percentage is based on 88,452,589 shares of Issuer Class A Common Stock that were issued and outstanding, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on July 21, 2017.

CUSIP No. 928254101
1	Names of Reporting Persons Robert Greifeld
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	o
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 39,725,979
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 39,725,979
11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,725,979
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o
13	Percent of Class Represented by Amount in Row 11 44.9%*
14	Type of Reporting Person (See Instructions) IN

* The calculation of the foregoing percentage is based on 88,452,589 shares of Issuer Class A Common Stock that were issued and outstanding, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on July 21, 2017.

Item 1. Security and Issuer.
This Statement on Schedule 13D (this "Schedule 13D") relates to the Class A common stock, par value $0.00001 (the "Issuer Class A Common Stock") of Virtu Financial, Inc., a Delaware corporation (the "Issuer").  The Issuer's principal executive offices are located at 900 Third Avenue, New York, NY 10022.
Item 2. Identity and Background.
(a), (b), (c) and (f)  This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"):
•	North Island Holdings I, LP, a Delaware limited partnership ("NIH");
•	North Island Holdings I GP, LP, a Delaware limited partnership (the "General Partner");
•	North Island Ventures, LLC, a Delaware limited liability company ("Ventures");
•	North Island L.L.C., a Delaware limited liability company ("North Island");
•	West Meadow Group LLC, a New Jersey limited liability company ("West Meadow");
•	Glenn H. Hutchins, a United States citizen; and
•	Robert Greifeld, a United States citizen.
The principal business address of each of Ventures and Messrs. Hutchins and Greifeld is 51 West 52nd Street, 30th Floor, New York, NY 10019, and the principal business address of each of NIH and the General Partner is c/o North Island Ventures, LLC, 51 West 52nd Street, 30th Floor, New York, NY 10019.  The principal business address of North Island is c/o Glenn H. Hutchins, 51 West 52nd Street, 30th Floor, New York, NY 10019.  The principal business address of West Meadow is c/o Robert Greifeld, 51 West 52nd Street, 30th Floor, New York, NY 10019.
NIH is a limited partnership that was formed for the purpose of investing in the Issuer in connection with the Issuer's acquisition of KCG Holdings, Inc.  The principal business of the General Partner is performing the functions of, and serving as, the general partner of NIH.  The principal business of Ventures is performing the functions of, and serving as, the general partner of the General Partner.  North Island and West Meadow are controlled by Messrs. Hutchins and Greifeld, respectively.
The principal occupation of Mr. Hutchins is serving as an executive of Ventures.
The principal occupation of Mr. Greifeld is serving as an executive of Ventures.
(d) and (e)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 3.
On July 20, 2017, pursuant to a privately negotiated investment agreement (as amended, the "Investment Agreement") with the Issuer and a letter agreement, dated July 19, 2017, with the Issuer, NIH purchased 39,725,979 shares of Issuer Class A Common Stock at an aggregate purchase price of $613.5 million.  NIH expects to purchase the remaining 338,124 shares of Issuer Class A Common Stock that it agreed to purchase pursuant to the Investment Agreement for an aggregate purchase price of $5.2 million (such purchases, collectively, the "NIH Investment") no later than October 6, 2017 subject to the receipt by Aranda Investments Pte. Ltd. ("Temasek") of all required regulatory approvals in connection with its purchase of shares of Issuer Class A Common Stock pursuant to an investment agreement by and between the Issuer and Temasek and a letter agreement by and between the Issuer and Temasek (such purchase by Temasek, the "Temasek Investment").
The payment of the aggregate purchase price was funded by capital contributions by NIH's limited partners.

Item 4. Purpose of Transaction.
The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.
Each Reporting Person may be deemed to have acquired beneficial ownership of the shares of Issuer Class A Common Stock purchased pursuant to the Investment Agreement, and intends to hold such shares for investment purposes, subject to the following.
Pursuant to the Investment Agreement, the Issuer appointed Messrs. Hutchins and Greifeld to the board of directors of the Issuer (the "Board") at the consummation of the NIH Investment.  The Investment Agreement further provides that, for so long as NIH beneficially owns at least 50% of its shares of Issuer Class A Common Stock held as of the closing of the NIH Investment, NIH is entitled to nominate two directors to serve on the Board.  When NIH beneficially owns less than 50% but at least 25% of its shares of Issuer Class A Common Stock held as of the closing of the NIH Investment, NIH is entitled to nominate one director.  The representation afforded by the appointment of NIH's representatives on the Board may allow the Reporting Persons to have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D.
Further pursuant to the Investment Agreement, for so long as NIH is entitled to nominate one director, NIH is entitled to certain pre-emptive rights with respect to issuances of the Issuer's equity securities, subject to customary exceptions, based on the percentage of Issuer Class A Common Stock owned by NIH at the time of such issuance.
The Investment Agreement also provides NIH with certain information rights determined based on the percentage of Issuer Class A Common Stock beneficially owned by NIH as of the closing of the NIH Investment.  For so long as NIH beneficially owns at least 10% of its shares of Issuer Class A Common Stock held as of the closing of the NIH Investment, NIH is entitled to receive certain financial information, including unaudited monthly financial statements and audited annual financial statements, and access to the Issuer's books of accounts and other records, and for so long as NIH beneficially owns at least 25% of its shares of Issuer Class A Common Stock held as of the closing of the NIH Investment, NIH is entitled to all written information that is provided to the Board.
Also pursuant to the Investment Agreement, subject to certain exceptions, NIH will be restricted from transferring its Issuer Class A Common Stock until after the first anniversary of the closing of the NIH Investment.
The description of the Investment Agreement in Item 3 and this Item 4 is not intended to be complete and is qualified in its entirety by the agreement, which is filed as an exhibit hereto and is incorporated by reference herein.
Except as disclosed in this Item 4, none of the Reporting Persons, nor, to the best of any Reporting Person's knowledge, any director, executive officer or controlling person of any Reporting Person has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.
The Reporting Persons intend to continuously review NIH's investment in the Issuer.  As a result of the Reporting Persons' continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value.  The Reporting Persons may in the future seek to (i) sell or otherwise dispose some or all of the Issuer's securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person's respective partners, members or beneficiaries, as applicable) from time to time, (ii) acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise, and/or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  Notwithstanding anything contained herein, each Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), each Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Person; developments with respect to the business of such Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market.
Item 5. Interest in Securities of the Issuer.
The information contained on the cover pages of this Schedule 13D is hereby incorporated by reference in this Item 5.
(a) and (b)  The following disclosure assumes that there are 88,452,589 shares of Issuer Class A Common Stock issued and outstanding, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on July 21, 2017.

As of the date hereof, 39,725,979 shares of Issuer Class A Common Stock are held by NIH, which represents approximately 44.9% of the outstanding Issuer Class A Common Stock.
The General Partner is the sole general partner of NIH, and in that capacity, directs the operations of NIH.  Ventures is the sole general partner of the General Partner, and in that capacity, directs the operations of the General Partner.  Messrs. Hutchins and Greifeld, directly and/or indirectly through North Island and West Meadow, respectively, each control 50% of the membership interests in Ventures, and are executives of, Ventures.
The aggregate number and percentage of the shares of Issuer Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than NIH to the extent it directly holds the shares of Issuer Class A Common Stock reported on this Schedule 13D) is the beneficial owner of the Issuer Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a "group."
(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Issuer Class A Common Stock in the 60 days prior to filing this Schedule 13D.
(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on this Schedule 13D.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference in this Item 6.
Investment Agreement
As described in Item 4 hereof, the Investment Agreement provides NIH with certain rights to nominate up to two directors to the Board, provides NIH with certain information rights, and provides NIH with certain pre-emptive rights with respect to issuances of the Issuer's equity securities.  As described in Item 4 hereof, the Investment Agreement also provides for certain restrictions on transfers by NIH of its Issuer Class A Common Stock until after the first anniversary of the closing of the NIH Investment.
Stockholders Agreement
On April 20, 2017, TJMT Holdings LLC (an affiliate of the Issuer's founder) ("TJMT"), Temasek, Havelock Fund Investments Pte Ltd. (an affiliate of Temasek) ("Havelock" and, together with Temasek, the "Temasek Entities"), NIH and the Issuer entered into a Stockholders Agreement (the "Stockholders Agreement").  Pursuant to the Stockholders Agreement, TJMT agreed to take all necessary action, including voting all of its shares of capital stock of the Issuer or providing written consent to cause the election of the directors nominated by NIH pursuant to the Investment Agreement and in accordance with the terms of the Stockholders Agreement.  To the extent TJMT transfers any of its shares to an affiliated transferee, that transferee would also be bound by the terms of the Stockholders Agreement.  TJMT's obligations pursuant to NIH's director nomination right will automatically terminate upon the termination of NIH's right to appoint directors pursuant to the Investment Agreement.  The Stockholders Agreement also grants the Temasek Entities and NIH tag-along rights, subject to customary exceptions, in connection with a transfer of shares by TJMT that are subject to cutback provisions on a pro rata basis (in each case calculated based on a fully exchanged and converted to Issuer Class A Common Stock basis).

Amended and Restated Registration Rights Agreement
On April 15, 2015, prior to the consummation of the Issuer's initial public offering, the Issuer entered into a Registration Rights Agreement with TJMT, Havelock and certain direct or indirect equityholders of the Issuer that granted the parties certain demand and other registration rights.  In connection with the NIH Investment, on April 20, 2017, NIH executed the Amended and Restated Registration Rights Agreement (the "Amended and Restated Registration Rights Agreement") to be added as a party and to be provided with similar registration rights as Havelock.
Subject to several exceptions, including certain specified underwriter cutbacks and the Issuer's right to defer a demand registration under certain circumstances, TJMT, the Temasek Entities and NIH may require that the Issuer register for public resale under the Securities Act of 1933, as amended, all common stock of the Issuer constituting registrable securities that they request be registered at any time so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least $50 million.  Under the Amended and Restated Registration Rights Agreement, the Issuer is not obligated to effectuate more than seven demand registrations for TJMT, more than four demand registrations for NIH or more than three demand registrations for the Temasek Entities.  TJMT, the Temasek Entities and NIH also have the right to require the Issuer to register the sale of the registrable securities held by them on a registration statement on Form S-3, subject to offering size and other restrictions.  In addition, the Issuer is required to file a shelf registration statement for the registrable securities, and cause such shelf registration statement to become effective within one year after the earlier of the closing of the Temasek Investment and the NIH Investment.
If TJMT, the Temasek Entities or NIH make a request for registration, the non-requesting parties to the Amended and Restated Registration Rights Agreement are entitled to piggyback registration rights in connection with the request.  If such request is for an underwritten offering, the piggyback registration rights are subject to underwriter cutback provisions.  In addition, the parties to the Amended and Restated Registration Rights Agreement are entitled to piggyback registration rights with respect to any registration initiated by the Issuer or another stockholder, and if any such registration is in the form of an underwritten offering, such piggyback registration rights are subject to underwriter cutback provisions.
Further pursuant to the Amended and Restated Registration Rights Agreement, NIH will have no registration rights until after the first anniversary of the closing of the NIH Investment and during such period NIH shall be deemed to be an Excluded Party (as defined in the Amended and Restated Registration Rights Agreement) in connection with certain cutback provisions (unless TJMT exercises its registration rights under the Amended and Restated Registration Rights Agreement, in which case NIH will have the right to exercise its registration rights).
In connection with the registrations described above, the Issuer will indemnify any selling stockholders and the Issuer will bear all fees, costs and expenses (except underwriting commissions and discounts and fees and expenses of the selling stockholders and their internal and similar costs (other than the fees and expenses of a single law firm representing the selling stockholders)).
Amended and Restated Lock-Up Waivers Agreement
In connection with the NIH Investment, on April 20, 2017, NIH executed the Amended and Restated Lock-Up Waivers Agreement (the "Amended and Restated Lock-Up Waivers Agreement") to be added as a party to the Issuer's lock-up waivers agreement, which governs the release of underwriting lock-up agreements.
The descriptions of the Investment Agreement, the Stockholders Agreement, the Amended and Restated Registration Rights Agreement, and the Amended and Restated Lock-Up Waivers Agreement in Items 3 and 4 and this Item 6 are not intended to be complete and are qualified in their entirety by the agreements, which are filed as exhibits hereto and are incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.
The following documents are filed or incorporated by reference as exhibits to this Schedule 13D:
Exhibit Number	Description of Exhibit
99.1	Joint Filing Agreement, dated as of July 31, 2017, among the Reporting Persons (filed herewith).
99.2	Amended and Restated Investment Agreement, dated as of June 23, 2017, by and between Virtu Financial, Inc. and North Island Holdings I, LP (filed herewith).
99.3
Amended and Restated Lock-Up Waivers Agreement, dated April 20, 2017, by and among Virtu Financial, Inc., TJMT Holdings LLC, Aranda Investments Pte. Ltd., Havelock Fund Investments Pte Ltd., North Island Holdings I, LP and the additional holders named therein (filed herewith).

99.4	Letter agreement, dated July 19, 2017, by and between Virtu Financial, Inc. and North Island Holdings I, LP (filed herewith).
99.5
Stockholders Agreement, dated April 20, 2017, by and among Virtu Financial, Inc., TJMT Holdings LLC, Aranda Investments Pte. Ltd., Havelock Fund Investments Pte Ltd. and North Island Holdings I, LP (incorporated herein by reference to Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, filed with the U.S. Securities and Exchange Commission on May 10, 2017).

99.6
Amended and Restated Registration Rights Agreement, dated April 20, 2017, by and among Virtu Financial, Inc., TJMT Holdings LLC, Aranda Investments Pte. Ltd., Havelock Fund Investments Pte Ltd., North Island Holdings I, LP and the additional holders named therein (incorporated herein by reference to Exhibit 10.3 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, filed with the U.S. Securities and Exchange Commission on May 10, 2017).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 31, 2017
NORTH ISLAND HOLDINGS I, LP By: North Island Holdings I GP, LP, its general partner By: North Island Ventures, LLC, its general partner

By:	/s/ Glenn H. Hutchins
Name: Glenn H. Hutchins
Title: Chief Executive Officer

NORTH ISLAND HOLDINGS I GP, LP By: North Island Ventures, LLC, its general partner

By:	/s/ Glenn H. Hutchins
Name: Glenn H. Hutchins
Title: Chief Executive Officer

NORTH ISLAND VENTURES, LLC

By:	/s/ Glenn H. Hutchins
Name: Glenn H. Hutchins
Title: Chief Executive Officer

NORTH ISLAND L.L.C.

By:	/s/ Glenn H. Hutchins
Name: Glenn H. Hutchins
Title: Investment Manager

WEST MEADOW GROUP LLC

By:	/s/ Robert Greifeld
Name: Robert Greifeld
Title: Administrative Manager

GLENN H. HUTCHINS

By:	/s/ Glenn H. Hutchins

ROBERT GREIFELD

By:	/s/ Robert Greifeld